Exhibit 4.30

DESCRIPTION OF THE COMPANY’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Windtree Therapeutics, Inc., or the Company, has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Company’s common stock, $0.001 par value per share, or the Common Stock, is registered under Section 12(b) of the Exchange Act. The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended, or the Charter, and our Amended and Restated Bylaws, or the Bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.30 is a part. We encourage you to read our Charter, Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware, or the DGCL, for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock do not have any cumulative voting rights.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors, or the Board, out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

No Preemptive or Similar Rights. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. In the event of a liquidation, dissolution or winding up of us, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Reverse Stock Splits

On April 28, 2020, we filed an amendment to our Charter in order to effect a 1-for-3 reverse stock split of our common stock effective for trading purposes on May 29, 2020. The number of authorized stock remained unchanged at 120,000,000 shares.

On February 22, 2023, we filed an amendment to our Charter in order to effect a 1-for-50 reverse stock split of our common stock effective for trading purposes on February 24, 2023. The number of authorized stock remained unchanged at 120,000,000 shares.

On April 19, 2024, we filed an amendment to our Charter in order to effect a 1-for-18 reverse stock split of our common stock effective for trading purposes on April 22, 2024. The number of authorized stock remained unchanged at 120,000,000 shares.

On February 14, 2025, we filed an amendment to our Charter in order to effect a 1-for-50 reverse stock split of our common stock effective for trading purposes on February 21, 2025. The number of authorized stock remained unchanged at 120,000,000 shares.

Preferred Stock

Our Board currently has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation of us. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of us or other corporate action.

Of the 5,000,000 authorized shares of preferred stock, 40,000 shares are designated as Series A Preferred Stock and 5,500 shares are designated as Series B Convertible Preferred Stock and 18,820 shares are designated as Series C Convertible Preferred Stock. As of April 15, 2025, there are no shares of Series A Preferred Stock outstanding, no shares of Series B Convertible Preferred Stock outstanding, and 2,833 shares of Series C Convertible Preferred Stock outstanding. We have no present plans to issue any additional shares of preferred stock.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

Certificate of Incorporation and Bylaws

Among other things, our Charter and Bylaws:

●	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

●	provide that the authorized number of directors may be changed only by resolution of our board of directors;

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provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed for cause or without cause, which removal may be effected, by the affirmative vote of a majority of the votes of the issued and outstanding shares of stock entitled to vote for the election of the stockholders called and held for that purpose, or by a majority vote of the board of directors at a meeting called for such purpose, and the vacancy in the board of directors caused by any such removal may be filled by such stockholders or directors, as the case may be, at such meeting, and if the stockholders shall fail to fill such vacancy, such vacancy shall be filled in the manner as provided by the By-Laws;

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provide that all vacancies, including newly created directorships, may be filled by the decision of majority of the directors then in office, including those who have so resigned, and shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section for the filling of other vacancies;

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provides that stockholders may act via a consent of stockholders in lieu of a meeting without prior notice and without a vote, if a consent or consents in writing, set forth the action so taken, and is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

●	provide that special meetings of our stockholders may be called only by the board of directors, the Chairman of the board of directors, or the Chief Executive Officer; and

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do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require the affirmative vote of the majority of voting power of the outstanding shares of capital stock entitled to vote.

The combination of these provisions makes it more difficult for our stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.

Choice of Forum

Our Charter provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following claims or causes of action brought under Delaware statutory or common law: (1) any derivative claim or action brought on our behalf; (2) any claim or cause of action asserting a breach of fiduciary duty by any of our directors or officers; (3) any claim or cause of action asserting a claim against us arising out of, or pursuant to, the DGCL, our Charter or our Bylaws; or (4) any action asserting a claim against the Company governed by the internal affairs doctrine.

Limitations on Liability and Indemnification Matters

Pursuant to our Bylaws, we indemnify our directors to the maximum extent permissible under the DGCL. In addition, we have entered into indemnity agreements with our officers and directors that provide, among other things, that we will indemnify them, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer, or other agent of ours, and otherwise to the fullest extent permitted under the DGCL and our Bylaws. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act, and is therefore unenforceable.

Listing

Our common stock is traded on The Nasdaq Capital Market under the symbol “WINT.”

Transfer Agent and Registrar

The transfer agent and registrar for common stock is Continental Stock Transfer and Trust Company.